Exhibit 99.3
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of
Gildan Activewear Inc.
We consent to the inclusion in this annual report on Form 40-F of:
•	our Report of Independent Registered Public Accounting Firm dated December 6, 2010 on the consolidated balance sheets of Gildan Activewear Inc. (the “Company”) as at October 3, 2010 and October 4, 2009 and the consolidated statements of earnings and comprehensive income, shareholders’ equity and cash flows for the years ended October 3, 2010, October 4, 2009, and October 5, 2008
•	our Report of Independent Registered Public Accounting Firm dated December 6, 2010 on the Reconciliation to United States Generally Accepted Accounting Principles
•	our Report of Independent Registered Public Accounting Firm dated December 6, 2010 on the Company’s internal control over financial reporting as of October 3, 2010 each of which is contained in this annual report on Form 40-F of Gildan Activewear Inc. for the fiscal year ended October 3, 2010.
Chartered Accountants
Montréal, Canada
December 6, 2010
KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.